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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES) GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 12, 2014

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Mara L. Ransom, Assistant Director

Dieter King, Legal Branch Chief

Scott Anderegg, Staff Attorney

Adam Phippen, Staff Accountant

Donna Di Silvio, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jumei International Holding Limited
CIK No. 0001597680
Response to the Staff’s Comment Letter Dated May 9, 2014

Dear Ms. Ransom, Mr. King, Mr. Anderegg, Mr. Phippen and Ms. Di Silvio:

On behalf of our client, Jumei International Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 9, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Jumei International Holding Limited

May 12, 2014

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to amendment No. 1 to the registration statement filed with the Commission on May 6, 2014, and two copies of the submitted exhibit.

Prospectus Summary, page 1

Recent Developments, page 4

1.	Please explain why you have provided only partial financial information for the three months ended March 31, 2014. Refer to Item 8.A.5 of Form 20-F.

The Company respectfully advises the Staff that the full interim financial statements are not yet available because notes to the interim financial statements in accordance with Article 10 of Regulation S-X for the first quarter of 2014 are not yet completed. Accordingly, only partial financial information has been provided in the Registration Statement. The Company believes that the existing disclosure in the Registration Statement complies with the form requirements of Form F-1 and Form 20-F.

2.	Please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the changes in results.

In response to the Staff’s comments, the Company expanded the referenced disclosure and inserted a new section titled “Recent Developments” on pages 73 and 74 of the Registration Statement. The key factors impacting the results for the three months ended March 31, 2014 are consistent with those impacting the Company’s results of operations in prior periods.

Description of American Depositary Shares, page 149

3.	Please revise your disclosure under this heading as follows:
•	Revise your disclosure under “How do you vote?, page 151,” make clear whether the minimum advance notice to be provided to the depositary is the same as that disclosed under “Voting Rights, page 140”; and

In response to the Staff’s comment, the Company revised the referenced disclosure on page 153 of the Registration Statement.

•	Your discussion under “Pre-release of ADSs, page 154” should make clear the “limit” on the amount of ADSs that may be outstanding as a result of pre-release transactions. It should also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time.

In response to the Staff’s comment, the Company revised the referenced disclosure on page 157 of the Registration Statement.

Jumei International Holding Limited

May 12, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Amanda Zhang, by telephone at +86 10 6533 2098, or by email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:	Leo Ou Chen, Chief Executive Officer, Jumei International Holding Limited

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Leiming Chen, Partner, Simpson Thacher & Bartlett LLP